UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Favorable Impact of Recent
	Agreement Require Changes to Alvarion® Q4 and Full Year 2007Financial Results.
	Dated April 3rd, 2008	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3rd, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Favorable Impact of Recent Agreement Require Changes to
Alvarion® Q4 and Full Year 2007 Financial Results

Alvarion’s Form 20-F filed today with the SEC reflects additional income of about
$8.3 million

Tel Aviv, Israel, April 3, 2008, Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that an agreement between Alvarion and ADC Telecommunications Inc. (“ADC”), finalized on March 26, 2008, will result in favorable changes to Alvarion’s results of operations for the fourth quarter and full year 2007, as disclosed in a press release on February 6, 2008.  The agreement related primarily to payment of notes from LGC Wireless Inc. (“LGC”) after LGC was acquired by ADC in November 2007.  The adjusted results reflect other income of approximately $8.3 million, representing the gain from the sale of Alvarion’s equity investment in LGC as well as the net income derived from the promissory notes which became due as a result of the acquisition by ADC.

Specific adjustments made to the 2007 financial statements include: recording other income of $8,265,000, and adjusting the balance sheet for December 31, 2007, to increase Other Accounts Receivable and Shareholders’ Equity by $8,265,000. As a result of these adjustments, revised GAAP net income for 2007 is $12.5 million, or $0.19 per diluted share compared to previously announced GAAP net income of $4.2 million, or $0.06 per diluted share.  Revised GAAP net income for Q4 2007 is $12.4 million, or $0.19 per diluted share compared to previously announced Q4 2007 GAAP net income of $4.1 million, or $0.06 per diluted share.

For additional information, please see the Company’s Form 20-F, filed today with the SEC, available from the Alvarion website at www.alvarion.com.

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion boasts over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Alvarion uses non-GAAP measures of net income, operating income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123R, amortizations of intangibles and results of discontinued operations. Alvarion’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Alvarion’s on-going operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” is the registered trademarks of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.